Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 124
dated October 25, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – November 22, 2006

9.00% HITS due December 20, 2007
Based on the Common Stock of Schlumberger Limited
High Income Trigger SecuritiesSM
(“HITSSM”)

Offering Price	:	$10 per HITS

Aggregate Principal Amount	:	$16,250,000

Initial Underlying Stock Price	:	$65.18

Trigger Level	:	75%

Trigger Price	:	$48.885

Exchange Ratio	:	.15342 shares of Schlumberger per HITS

Coupon Rate	:	9.00% per annum

Interest Payment Dates	:	March 20, 2007, June 20, 2007, September 20, 2007 and the Maturity Date

Determination Date	:	December 18, 2007

Pricing Date	:	November 22, 2006

Settlement Date	:	November 30, 2006

Listing	:	AMEX

Ticker Symbol	:	SBM

CUSIP	:	61748A338

Agent	:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Pricing Supplement No. 124 dated October 25, 2006
Prospectus Supplement for HITS dated March 30, 2006
Prospectus dated January 25, 2006